Exhibit 21


                           SUBSIDIARIES OF REGISTRANT

The following is a list of the subsidiaries of Registrant and their status as of the filing of this report:

     R. M. & M. Acquisitions, Inc., a Delaware corporation was formed in July 1998. The subsidiary was formed for the purpose of merging with R M & M Framemakers, Inc., a New York corporation, and is the surviving corporation of that merger.